CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

April 7, 2026

Board of Managers

Paradyme Fund A II LLC

We hereby consent to the inclusion in the Offering Circular (or other associated documents) filed under Regulation A tier 2 on Forms 1-A, 1-A POS or 1-K of our reports dated August 4, 2025, with respect to the balance sheets of Paradyme Fund A II LLC as of December 31, 2024 and 2023 and the related statements of operations, shareholders’ equity/deficit and cash flows for the calendar year ended December 31, 2024 and the inception period from September 27, 2023 through December 31, 2023 and the related notes to the financial statements.

               /s/ IndigoSpire CPA, PC

IndigoSpire CPA, PC

San José, CA